Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

COPY

Exemption No. 82-5093

03 JAN 21 AM 7:21

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

January 13, 2002

DELIVERED

Ontario Securities Commis
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

03003447

SUPPL

Attention: Continuous Disclosure

Dear Sirs/Mesdames:

RE: Romios Gold Resources Inc. ("RGRI")
File No. 1072-M-1

Please be advised that RGRI has granted **250,000** director stock options exercisable at $0.25 per share until January 8, 2008 (the "Options"). The Options are non-transferable. The number of common shares subject to the Options did not, in the aggregate, exceed 10% of the number of common shares of RGRI issued and outstanding as of the dates of the grant, being January 8, 2003. The Options were traded to a senior officer pursuant to the Stock Option Plan approved by the shareholders on April 15, 1996 and amended by the shareholders at the Annual and Special Meeting held on December 14, 2000, in accordance with the rules of the TSX Venture Exchange, and in reliance upon Ontario Securities Commission Rule 45-503 (the "OSC Rule").

The following further information is provided pursuant to the OSC Rule:

1. Full Name and Address of Vendor:

   ROMIOS GOLD RESOURCES INC.
   17 Didrickson Drive
   Toronto, Ontario
   M2P 1J7

PROCESSED
FEB 11 2003
THOMSON FINANCIAL

2. Full Name and Address of the Issuer of the Security Traded and Description of the Security:

   ROMIOS GOLD RESOURCES INC.
   17 Didrickson Drive
   Toronto, Ontario
   M2P 1J7

   250,000 director's options to purchase common shares at $0.25 per share until January 8, 2008 .

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

dlw 2/3

3. Date of Trade

January 8, 2003

4.

Full Name and Address of Purchaser	Number of Options Acquired	Expiry Date
Alan T. Rubenoff 430 Main Street New Hartford, Connecticut U.S.A. 06061	250,000	January 8, 2008

5. Other Details:

Included with this correspondence is a cheque for $80.00 to cover the filing fee in relation hereto.

Yours very truly,

JOHNSTONE & COMPANY

COPY

Per: Kathleen E. Skerrett

cc: TSX Venture Exchange - Via Ordinary Mail
Alberta Securities Commission - Via Ordinary Mail
British Columbia Securities Commission - Via Ordinary Mail
United States Securities and Exchange Commission
12g3-2(b) **(Exemption No. 82-5093)** - Via Ordinary Mail
Romios Gold Resources Inc. - Via Ordinary Mail

Encl.

KES/vl

F:\WPDOC\STOCKOPT\GRANT\RGRI\Jan8-03 ARubenoff GSO.wpd

Exemption No. 82-5093

Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

COPY

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

January 13, 2002

DELIVERED

Ontario Securities Commission
19th Floor
20 Queen Street West
Toronto, Ontario
M5H 3S8

Attention: Continuous Disclosure

Dear Sirs/Mesdames:

RE: Romios Gold Resources Inc. ("RGRI")
File No. 1072-M-1

Please be advised that RGRI has granted **250,000** director stock options exercisable at $0.25 per share until January 8, 2008 (the "Options"). The Options are non-transferable. The number of common shares subject to the Options did not, in the aggregate, exceed 10% of the number of common shares of RGRI issued and outstanding as of the dates of the grant, being January 8, 2003. The Options were traded to a senior officer pursuant to the Stock Option Plan approved by the shareholders on April 15, 1996 and amended by the shareholders at the Annual and Special Meeting held on December 14, 2000, in accordance with the rules of the TSX Venture Exchange, and in reliance upon Ontario Securities Commission Rule 45-503 (the "OSC Rule").

The following further information is provided pursuant to the OSC Rule:

1. Full Name and Address of Vendor:

   ROMIOS GOLD RESOURCES INC.
   17 Didrickson Drive
   Toronto, Ontario
   M2P 1J7

2. Full Name and Address of the Issuer of the Security Traded and Description of the Security:

   ROMIOS GOLD RESOURCES INC.
   17 Didrickson Drive
   Toronto, Ontario
   M2P 1J7

   250,000 director's options to purchase common shares at $0.25 per share until January 8, 2008 .

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

3. Date of Trade

January 8, 2003

4.

Full Name and Address of Purchaser	Number of Options Acquired	Expiry Date
Alan T. Rubenoff 430 Main Street New Hartford, Connecticut U.S.A. 06061	250,000	January 8, 2008

5. Other Details:

Included with this correspondence is a cheque for $80.00 to cover the filing fee in relation hereto.

Yours very truly,

JOHNSTONE & COMPANY

COPY

Per: Kathleen E. Skerrett

cc: TSX Venture Exchange - Via Ordinary Mail
Alberta Securities Commission - Via Ordinary Mail
British Columbia Securities Commission - Via Ordinary Mail
United States Securities and Exchange Commission
12g3-2(b) **(Exemption No. 82-5093)** - Via Ordinary Mail
Romios Gold Resources Inc. - Via Ordinary Mail

Encl.

KES/vl

F:\WPDOC\STOCKOPT\GRANT\RGR\Jan8-03 ARubenoff GSO.wpd

Johnstone & Company

Johnstone & Company
Barristers & Solicitors
Experience, dedication, integrity

COPY

Exemption No.
82-5093

PLEASE REPLY TO: KATHLEEN E. SKERRETT, LL.B.
Direct Line: (416) 860-7150 Ext. 251
Direct Email: kathleen@jcolaw.com

January 13, 2003

VIA TELECOPIER ONLY

Fax: (604) 899-6550
British Columbia Securities Commission
12th Floor, Pacific Centre, 701 West Georgia St.
Vancouver, B.C. V7Y 1L2
Attention: Insider Reports

Fax: (416) 593-3666
Ontario Securities Commission
19th Floor, 20 Queen Street West
Toronto, Ontario M5H 3S8
Attention: Insider Reports

Fax: (780) 422-0777
Alberta Securities Commission
10025 Jasper Avenue, 19th Floor
Edmonton, Alberta T5J 3Z5
Attention: Insider Reports

03 JAN 21 AM 7:21

SUPPL

Dear Sirs/Mesdames:

RE: Romios Gold Resources Inc.
File No. 1072

Enclosed please find an Insider Report for **ANASTASIOS (TOM) DRIVAS** dated January 13, 2003.

Yours very truly,

JOHNSTONE & COMPANY

COPY

Per: Kathleen E. Skerrett

Encl.

cc: United States Securities and Exchange Commission - 12g3-2(b)
(Exemption No. 82-5093) - Via Ordinary Mail

KES/vl

F:\WPDOC\LTR\RGRI\Ins TD Jan13-03.wpd

Tel: 416 860 7150
Email: jcolaw@jcolaw.com
Fax: 416 860 9843
Web: www.jcolaw.com
Address: 390 Bay St. #1515, Toronto, ON M5H 2Y2

Exemption No. 82-5093

M 55-102F6

DER REPORT

(…ections on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

…AME OF THE REPORTING ISSUER (BLOCK LETTERS)

ROMIOS GOLD RESOURCES INC.

…SIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 3 | 4 | 5 |

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 3 | 1 | 2003

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: DRIVAS

GIVEN NAMES: ANASTASIOS (TOM)

No. / STREET / APT: 17 DIDRICKSON DRIVE

CITY: TORONTO

PROV.: ONTARIO POSTAL CODE: M2P 1J7

BUSINESS TELEPHONE NUMBER: 416-221-0411

BUSINESS FAX NUMBER: 416-218-9772

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO

[X] BRITISH COLUMBIA [ ] QUEBEC

[ ] MANITOBA [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

OTHERS: U.S.S.E.C. - Exemption No. 82-5093

…SIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A, D, E AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A DESIGNATION OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS: DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/EXERCISE PRICE	$ U.S.	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT/INDIRECT OWNERSHIP/CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
OPTIONS	282,559	8	1	2003	51		26,000	$0.15		256,559	1	
	256,559	8	1	2003	51		94,000	$0.30		162,559	1	
COMMON SHARES	832,162	8	1	2003	51	26,000		$0.15		858,162	1	
	858,162	8	1	2003	51	94,000		$0.30		952,162	1	
	852,162	8	1	2003	10		100,000	$0.25		852,162	1	
	852,162	8	1	2003	10		10,000	$0.26		842,162	1	
	842,162	9	1	2003	10		4,000	$0.30		838,162	1	
	838,162	10	1	2003	10		10,400	$0.30		828,162	1	
COMMON SHARES	1,181,801									1,181,801	2	See Remark 1
WARRANT	168,000									168,000	1	

…CHMENT [ ] YES [X] NO

BOX 6. REMARKS

1. Held by Romios Estates Ltd. which is controlled by the undersigned.

…ments under all provincial securities Acts. The terminology is generic to accommodate the various Acts.

…RESPONDENCE [X] ENGLISH [ ] FRENCH

… A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ANASTASIOS (TOM) DRIVAS

SIGNATURE:

DATE OF THE REPORT (DAY / MONTH / YEAR): 13 | 1 | 2003

102F6

R REPORT

s on the back of this report)

Notice - Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to the securities legislation in each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company except to any of the securities regulatory authorities or their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the address(es) or telephone number(s) set out on the back of this report.

THE REPORTING ISSUER (BLOCK LETTERS)

IOS GOLD RESOURCES INC.

DATA

NSHIP(S) TO
NG ISSUER: 4 | 5

DATE OF LAST REPORT FILED: DAY 3 MONTH 1 YEAR 2003

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER: DAY ___ MONTH ___ YEAR ___

IN RELATIONSHIP FROM LAST REPORT: [ ] YES [X] NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: DRIVAS

GIVEN NAMES: ANASTASIOS (TOM)

No. STREET APT: 17 DIDRICKSON DRIVE

CITY: TORONTO

PROV.: ONTARIO POSTAL CODE: M2P 1J7

BUSINESS TELEPHONE NUMBER: 416-221-0411

BUSINESS FAX NUMBER: 416-218-9772

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO

[X] BRITISH COLUMBIA [ ] QUEBEC

[ ] MANITOBA [ ] SASKATCHEWAN

[ ] NEWFOUNDLAND

[ ] NOVA SCOTIA

OTHERS: U.S.S.E.C. - Exemption No. 82-5093

IOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS A,D,E, AND F ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

A ON OF CLASS OF SECURITIES	B BALANCE OF CLASS OF SECURITIES ON LAST REPORT	C TRANSACTIONS DATE DAY	MONTH	YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISED PRICE	$ US	D PRESENT BALANCE OF CLASS OF SECURITIES HELD	E DIRECT/INDIRECT OWNERSHIP/CONTROL OR DIRECTION	F IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
ONS	282,559	8	1	2003	51		26,000	$0.15		256,559	1	
	256,559	8	1	2003	51		94,000	$0.30		162,559	1	
MON SHARES	832,162	8	1	2003	51	26,000		$0.15		858,162	1	
	858,162	8	1	2003	51	94,000		$0.30		952,162	1	
	952,162	8	1	2003	10		100,000	$0.25		852,162	1	
	852,162	8	1	2003	10		10,000	$0.26		842,162	1	
	842,162	9	1	2003	10		4,000	$0.30		838,162	1	
	838,162	10	1	2003	10		10,000	$0.30		828,162	1	
MON SHARES	1,181,801									1,181,801	2	See Remark 1
RANT	168,000									168,000	1	

[ ] YES

[X] NO

nder all provincial securities Acts. The terminiology to accommodate the various Acts.

BOX 6. REMARKS

1. Held by Romios Estates Ltd. which is controlled by the undersigned.

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

DENCE

[X] ENGLISH

[ ] FRENCH

FOR YOUR FILE

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): ANASTASIOS (TOM) DRIVAS

SIGNATURE: ______

DATE OF THE REPORT: DAY 13 MONTH 1 YEAR 2003